FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS
ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 21, 2014

TRANSLATION

Autonomous City of Buenos Aires, February 13, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Information pursuant to Art. 23, Ch. 7 of the Buenos Aires Stock Exchange rules

Dear Sirs
The purpose of this letter is to comply with the requirements of Article 23, Title VII of the Buenos Aires Stock Exchange rules.

Continuing from our prior communication dated April 26, 2013, please be advised that we have become aware that on February 20, 2014, the United States District Court for the Southern District of New York, United States, dismissed all of the claims asserted individually and on behalf of all others similarly situated against YPF S.A. ("YPF"), Repsol S.A. ("Repsol") and all other defendants in the case captioned Monroe County Employees' Retirement System v. YPF, Case No. 13 Civ. 842 (SAS) (S.D.N.Y.).  The claims alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 based on the alleged failure to inform the market regarding the potential risk of expropriation of YPF, and on the corresponding alleged effect on the value of the shares, in connection with  public statements of the defendants and the public offering of certain YPF American Depositary Shares in March 2011.

The court held that the plaintiffs failed to: (i) identify any misrepresentations or omissions by YPF, (ii) allege facts showing that YPF had any intent to mislead investors, and (iii) show that the alleged failure to disclose the risk of expropriation caused the alleged damages. The court also held that the claims made under the Securities Act of 1933 were time barred.

When the Court’s judgment is final, the plaintiffs will not be able to file a further complaint against YPF for the abovementioned claims.

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 21, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer